

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

Mr. Michael Margolies
Chief Executive and Financial Officer
Triton Petroleum Group, Inc.
14 Garrison Lane
Garrison, New York 10524

> **Re: Triton Petroleum Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2007**
> **Filed December 18, 2006**
> **File No. 000-49950**

Dear Mr. Margolies:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004
Filed November 17,2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005

1.   Please contact us to discuss the letter we issued to you on December 20, 2005
        with 26 comments requesting your response. Based on our review of your Form
        10-KSB for the fiscal year ended December 31, 2005, it remains unclear how you
        have addressed our comments. Therefore, we reissue all comments in that letter
        and request that you submit a written response filed electronically as
        Correspondence on Edgar.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Legal Proceedings, page 9

2.   Please expand your disclosure to explain the terms of the payment arrangement
        entered into by you with Cornell Capital Partners LP and Highgate House Funds,
        Ltd.

3.   With respect to the back-rent of $185,000 that you reference, please confirm, if
        true, that you performed the appropriate analysis under FAS 5 and determined
        that no liability exists or otherwise advise.

4.   Please expand your disclosure to explain the terms of the settlement reached with
        Concentric Consumer Marketing, Inc.

Management's Discussion and Analysis or Plan of Operation, page 14

Financings, page 15

5.   Please tell us where you have reported the offering of $1,000,000 worth of
        Convertible Debentures of your subsidiary American Petroleum Products
        Company.

Results of Operations, page 16

6.   Please expand your disclosure to explain the nature of the financing expense for
        2005, totaling $2,857,000.

7.   We note your disclosure that "In 2005, the Company realized a gain of $492,500
        related to the repayment of shares borrowed under a Stock Borrowing
        Arrangement with certain shareholders." Please provide us with a schedule of the

transaction that supports your recognition of a gain and cite the accounting literature that supports your accounting methodology.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 19

8.   Please expand your disclosure to explain the facts and circumstances surrounding the fee dispute between you and Amisano Hanson.

Certain Relationships and Related Transactions Issuance of Stock, page 25

9.   Please expand your equity footnote K disclosure to explain how you accounted for the issuance of the shares of common stock in 2004 and 2005 referenced under this heading.

Principal Accounting Fees and Services, page 25

10.   Please revise your presentation to comply with the disclosure required under Item 14 of the Form 10-KSB.

Report of Independent Registered Public Accounting Firm

11.   We note in the fifth paragraph of the Report of Independent Registered Public Accounting Firm that "In connection with a business combination the Company entered into as of July 1, 2004 as discussed in Note F, certain contingencies remain to be resolved as discussed in Note L in order to finalize the transaction." Please tell us whether this report represents a qualified auditors' opinion. Please note that qualification is not consistent with the requirements of Rule 2-02(b) of Regulation S-X. Refer to SAB Topic 1E.2.

Financial Statements

Consolidated Balance Sheets, page 2

12.   Please expand your Management's Discussion and Analysis to explain the reason for the 107% increase in your inventory balance.

Consolidated Statements of Operations, page 3

13.   We note that you present non-cash stock compensation expense as a separate line item. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.

14.   Please expand your Management's Discussion and Analysis to explain what is included in the Other expenses line item and the reason for the 186% increase from the prior year.

Consolidated Statements of Cash Flows, page 5

15.   Please reconcile the amounts shown for the Issuance of common stock and the Increase in additional paid-in capital for each period presented to that shown in your Consolidated Statements of Stockholders' Equity (Deficit) on page 4.

Note B – Continuance of Operations (Continued), page 8

16.   We note your statement that "the Company has an outstanding commitment from a private equity investor to infuse approximately $1,000,000 amount of capital, through a convertible debenture and accompanying registration statement to register the convertible shares and warrants with an interest rate above market rates. Please refer to our website on how to account for certain instruments that fall within the guidance of FAS 133 and EITF 00-19 at the Current Accounting and Disclosure Issues in the Division of Corporation finance, Section II.B located at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please confirm to us that you have reviewed this guidance in anticipation of accounting for the issuance of convertible debentures and warrants. Additionally, please note that any registration statement you file with us will not be declared effective until such time as all comments we have outstanding with you have been appropriately cleared.

Note C – Summary of Significant Accounting Policies, page 8

General

17.   Please expand your disclosure under this heading to provide a description of the nature of the line item Idle plant and the significant accounting policy you use to account for this balance and any associated depreciation.

Loss Per Share (Continued), page 10

18.   We note that you consider your warrants to affect the numerator in your calculation of diluted loss per share. Please tell us what this amount represents and how it was calculated. Refer to paragraphs 17 through 19 and 49 through 53 of FAS 128 for guidance on options and warrants and their equivalents. Additionally, you may want to refer to paragraph 11 of FAS 128 which describes

the type of items that would affect the numerator in the diluted per share calculation.

Stock-Based Compensation, page 10

19.   The disclosure under this heading is incomplete and unclear until you make further disclosure on page 12 to state that "The Company applied APB Opinion No. 25 to equity-based compensation awards until the effective date of SFAS No. 123(R)." Please combine the discussions under this heading and under the New Accounting Pronouncements in an appropriate manner to aid in the reader's understanding of your current and future accounting policy with regard to stock-based compensation.

Impairment of Long Lived Assets, page 13

20.   Please tell us and disclose the results of your impairment analysis of your idle plant facility and revise your disclosure to clearly indicate that a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset as contemplated by paragraph 7 of FAS 144.

Note E – Non-Cash Transactions and Supplemental Information, page 14

21.   We note your statement that "Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement." Please revise your disclosure to clearly indicate, if true, that you are referring to investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the periods presented, as contemplated by paragraph 32 of FAS 95 or otherwise advise.

22.   With regard to your disclosure on the acquisition of Triton Petroleum, LLC ("Triton"), please reconcile the amount you disclose as the anticipated total purchase price of "the net book value of the assets acquired in the amount of $230,625" with the disclosure that the purchase price is equal to "three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton." In this regard, the net book value of the assets acquired would seem to differ from that calculated as 3.5 times the net earnings of Triton. Please advise.

23.   With regard to the condensed balance sheet of the net assets acquired of Triton that you present on page 15, please explain how this table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as contemplated by paragraph 51(e) of FAS 141. Refer to Illustration

2 in Appendix C of FAS 141 for an example of those required disclosures in the year of a material acquisition and revise your presentation as appropriate.

24.   Please expand your disclosure to state, if true, that your purchase price allocation has not been finalized and the facts and reasons therefore in accordance with paragraph 51(h) of FAS 141.

Note F – Business Combinations, page 16

25.   With respect to the TSG and Motor Parts Warehouse, Inc. acquisitions that were not completed, please confirm, if true, that you performed the appropriate analysis under FAS 5 and determined that no liability exists or otherwise advise.

Oilmatic Systems, LLC, page 17

26.   Please explain how you have determined that the advance to Oilmatic Systems LLC totaling $300,000 is fully recoverable and does not require an allowance for doubtful account given your disclosure that you "have made repeated demands for the re-payment of the loan. To date, we have not been able to collect the money due."

American Petroleum Products Company, page 17

27.   We note your disclosure that "after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements." Please expand your disclosure to explain what you mean by this disclosure and indicate whether or not you have reported the appropriate loss contingencies in accordance with paragraph 8 of FAS 5.

28.   We note your disclosure that you issued 1,000,000 shares of common stock for the purchase of APPC, which you have treated as a business combination. You further disclose with respect to this transaction that "The aggregate acquisition price was $856,200, which consisted of 1,000,000 of the Company's common stock valued at $.60 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock." Please support your use of a discounted common stock price under the following accounting guidance, paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5. In addition, please confirm, if true, that the issuance of these shares is included in the stock shares issued line item in your consolidated statements of stockholders' equity (deficit) or otherwise advise.

29.   With regard to the condensed balance sheet of the net assets acquired of APPC that you present on page 18, please explain how this table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as contemplated by paragraph 51(e) of FAS 141. Refer to Illustration 2 in Appendix C of FAS 141 for an example of those required disclosures in the year of a material acquisition and revise your presentation as appropriate.

30.   We note your disclosure that APPC does not have title to the property, plant and equipment you acquired when you purchased the entity. Please tell us what you mean by your statement that "no expense including depreciation has been recognized during the year ended December 31, 2005, and the six months ended December 31, 2004, for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to APPC and to an entity that owned the real estate."

Note G – Notes Payable to Stockholders, page 20

31.   We note your disclosure that you "entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into 588,235 shares of common stock at a conversion price of $0.85 per share, at the option of the Lender." Please provide an analysis of the pertinent terms of this note that determines whether or not it represents conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. Please refer to the definition of conventional convertible in paragraph 4 of EITF 00-19 and the further guidance provided by EITF 05-2. You should also refer to the definition of an embedded derivative within paragraph 12 of SFAS 133.

Note I – Relayed Party Loans Payable to Officers/Stockholders, page 21

32.   Please tell us whether these warrants are freestanding or attached to the loans payable and how you have accounted for the warrants shown under this heading. In addition, please tell us whether or not your analysis to determine how to account for the warrants included reference to the guidance in FAS 133 and EITF 00-19 with respect to accounting for warrants as derivative liabilities when they meet certain criteria as outlined by the guidance.

33.   We note that you have a $50,000 convertible note outstanding with New Century Capital Consultants, Inc. and that the "lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six

months from execution of this agreement." Please provide an analysis of the pertinent terms of this note that determines whether or not it represents conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. Please refer to the definition of conventional convertible in paragraph 4 of EITF 00-19 and the further guidance provided by EITF 05-2. You should also refer to the definition of an embedded derivative within paragraph 12 of SFAS 133.

34.   We further note your disclosure that "On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds." Please tell us the facts and circumstances surrounding the lender's claims that you are in default and address whether or not you should record any additional loss contingencies in accordance with paragraph 8 of FAS 5.

Note K – Shareholders' Equity, page 24

35.   We note your disclosure that "On September 22, 2005, the Company issued common stock shares to various employees, Officers and/or Directors, of the Company and others. The shares were issued to the stockholders for the repayment of certain debt, payment for services rendered and compensation for employees and consultants." Please expand your disclosure to indicate how you valued these shares and tell us what accounting literature you used to make that determination.

Exhibits 31.1 and 31.2

36.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, i) there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification and ii) you should not reference the type of report throughout the certification as "quarterly" or "annual."

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Consolidated Balance Sheet

37.   Please explain why you are no longer depreciating Idle Property.

Consolidated Statements of Operations

38.   Please revise your Loss per share line item to comply with paragraph 38 of FAS 128. Note that if basic and diluted loss per share is the same amount, presentation can be accomplished in one line on the income statement.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief